Delisting Determination,The Nasdaq Stock Market, LLC, March 1, 2007, BPO Management Services, Inc. The Nasdaq Stock Market, LLC (the Exchange) has determined to remove from listing the common stock of BPO Management Services Inc.(the Company), effective at the opening of business on March 12, 2007.
Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange as it failed to comply with the following Marketplace Rules:4310(c)(4). The
Company was notified of Staffs determination on September
12,2006. The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel. On December 18, 2006, the Company was notified that based on the consummation of an acquisition deemed to be a reverse merger, Staff had determined that the Company no longer qualified for listing on the Exchange as it had violated Marketplace Rule 4340(a). Upon review of the information provided by the Company, the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Marketplace Rules: 4340(a). The Company was notified of the Panels decision on January 4, 2007 and trading in the Companys securities was suspended on January 8, 2007. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council.
The Listing Council did not call the matter for review. The
Panels Determination to delist the Company became final on February 20, 2007.